UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 1-6903

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2016

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

Financial Statements and Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016

As of December 31, 2019 and 2018, and for the
Year Ended December 31, 2019

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016

Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018, and
for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016(the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP
We have served as the Plan's auditor since 1987.

Dallas, Texas
June 5, 2020

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
	(in millions)
Investments, at fair value	$337.3	$280.7

Receivables:
Participant contributions	0.5	0.4
Company contributions	11.0	10.2
Notes receivable from participants	9.3	9.3
Total receivables	20.8	19.9
Net assets available for benefits	$358.1	$300.6
See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2019
(in millions)
Additions
Contributions:
Participants	$18.2
Company	11.0
29.2

Net appreciation in the fair value of investments	61.7
Interest and dividend income	1.6
Interest income on notes receivable from participants	0.4
Total additions	92.9

Deductions
Benefits paid to participants	34.7
Administrative expenses	0.7
Total deductions	35.4

Net increase	57.5
Net assets available for benefits at beginning of year	300.6
Net assets available for benefits at end of year	$358.1
See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements
December 31, 2019

1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016 (the "Plan"), is provided for general information only. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is sponsored by Trinity Industries, Inc. (the "Company"). Wells Fargo Bank, N.A. (the "Trustee" and "Recordkeeper") has served as the plan trustee and recordkeeper since July 1, 2016. In April 2019, Wells Fargo Bank, N.A. entered into an agreement to sell its institutional retirement and trust business to Principal Financial Group. The sale was completed during the third quarter of 2019.
Administration of the Plan
The Plan is administered by the Retirement Plan Committee (the "Committee"), consisting of at least three persons who are appointed by the Finance and Risk Committee of the Board of Directors of the Company (the "Board"). The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company does not receive compensation for their services. The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation, and the expenses charged by the Recordkeeper of the Plan, are paid by the Plan unless paid by the Company. All other expenses are paid by the Company and are excluded from these financial statements.
Participation
Each employee of the Company is eligible to contribute to the Plan after 60 days of employment, and must meet the following additional requirements:
1.Must be in a unit of employees who are designated as eligible to participate in the Plan; and
2.Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate or not participate in the Plan, is automatically enrolled in the Plan on the first day following 60 days of employment.
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 50% of their eligible compensation, as defined in the Plan, and subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"), in 1% increments as designated by the participant. Each automatically enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended by the participant at any time. Participants who have attained the age of 50 before the end of the year are eligible to make catch-up contributions.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

For each calendar year, from January 1 through December 31 ("Plan Year"), the Company may make two contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. The two Company contributions may be made to participants eligible to receive the Company contributions, if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant's contribution which does not exceed 6% of such participant's total eligible compensation for the year, as defined by the Plan, under the following schedule:

Years of Service as of the End of the Plan Year	Percentage of Company Matching Contribution
Less than 1 year	0%
1 but less than 2 years	25
2 but less than 3 years	30
3 but less than 4 years	35
4 but less than 5 years	40
5 or more years	50
The Company may contribute an Annual Retirement Contribution of up to 3% of the participating employees' 401(k) eligible compensation regardless of whether or not the employee contributes to the Plan. Eligible participants (as defined by the Plan) who are employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant's compensation for such year based on such participant's years of service as follows:

Years of Service as of the End of the Plan Year	Percentage of Participant's Compensation
0	1.0%
1	1.2
2	1.4
3	1.6
4	1.8
5	2.0
6	2.2
7	2.4
8	2.6
9	2.8
10 or more	3.0
Company contributions are net of forfeitures, as defined by the Plan. Company contributions for a given Plan Year are deposited in the Plan on the earlier of September 15 of the following year or the date on which the Company files its federal income tax return for such year. For the 2019 Plan Year, the Company Matching Contribution was $5.0 million (net of $0.2 million of forfeitures) and the Annual Retirement Contribution was $6.0 million (net of $0.4 million of forfeitures).

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct daily the investment of participant and Company contributions among 6 registered investment companies, 16 common/collective trust funds, and a Company common stock fund. If a participant is automatically enrolled, their contributions are invested in the JP Morgan SmartRetirement Fund that most closely matches their estimated retirement age.
Benefits
Distribution of a participant's vested account balance is payable upon retirement at or after the age of 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant's contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan, and only to the extent that such funds are not available to the participant for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches the age of 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company Matching Contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined by the Plan.
If a participant's employment is terminated, any outstanding loan balances must either be repaid immediately to the Plan or continue to be repaid to the Plan according to the original terms of the loan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the participant.
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined by the Plan, completed by such participant as follows:

Years of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20
2 but less than 3 years	40
3 but less than 4 years	60
4 but less than 5 years	80
5 or more years	100
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, total and permanent disability or death, and are always 100% vested in participant contributions and the related earnings on such contributions.
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan's share of allocable fees and other administrative expenses of the Plan.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

Trinity Stock Fund
The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the Trinity Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Trinity Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Trinity Stock Fund to the extent the transfer would result in more than 25% of the participant's total account balance being invested in the Trinity Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Arcosa Stock Fund
In connection with the Company's previously disclosed spin-off of Arcosa, Inc. ("Arcosa"), which was completed on November 1, 2018, employees who participated in the Trinity Stock Fund received a stock dividend of one share of Arcosa common stock for every three shares of Trinity common stock they held on November 1, 2018. At December 31, 2019, the Arcosa Stock Fund held 141,168 shares of Arcosa common stock. Participants may not make an election to allocate future contributions and may not take any action that would result in an increase in Arcosa common stock held in their account. Participants invested in Arcosa common stock have until December 31, 2020 to select where assets currently invested in Arcosa common stock should be invested. Any Arcosa common stock that remains in a participant's account after this date will be liquidated and the proceeds invested in an appropriate target date fund.
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the "IRS") or other governmental agency, shall operate retroactively to reduce or divest the then-vested interest in the Plan of any participant, former participant, or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Plan, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.
See Note 6 for information regarding changes to the Plan subsequent to December 31, 2019.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Plan are valued at fair value. Investments in registered investment companies are valued at published market prices. Investments in common/collective trust funds are valued at the net asset value per share ("NAV") as determined by the issuer based on the underlying fair value of its net assets. The Stock Funds invest primarily in the Company's and Arcosa's common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company and Arcosa are stated at fair value based on quoted market prices. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS, if any, are recorded as a liability on the Statement of Net Assets Available for Benefits. There were no contributions in excess of amounts allowed by the IRS for the 2019 and 2018 Plan Years.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the common/collective trust funds and the interest-bearing cash equivalent portion of the Trinity Stock Fund and Arcosa Stock Fund were managed by the Trustee, and therefore, these transactions qualified as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. Under ERISA, all of these transactions are exempt from the prohibited transaction rules.
Recent Accounting Pronouncements
ASU 2018-09 — In July 2018, the FASB issued ASU 2018-09, "Codification Improvements", which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the NAV practical expedient. It further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the NAV practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance is to be applied prospectively and affects the fair value disclosures, but does not change the fair value measurement of the investments.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

The Plan adopted ASU 2018-09 for the year ended December 31, 2019 and has prospectively included investments in common/collective trust funds with a readily determinable fair value in the fair value hierarchy disclosure, which were previously excluded from such disclosure because those investments used the NAV practical expedient. We have determined that the Plan's investments in common/collective trust funds have readily determinable fair values because they are equity securities in a structure similar to a mutual fund in that NAV is determined and published daily, is available to participants of the Plan when they log into their online account, and is the basis for current transactions. Consequently, as of December 31, 2019, these investments are classified as Level 2 investments in the fair value hierarchy disclosure in Note 3. Additionally, while we have determined that these investments are no longer eligible for the NAV practical expedient for purposes of the fair value hierarchy disclosure, the Plan continues to measure these investments at the published NAV as it represents the price at which the investments would be sold in transactions between independent market participants.
ASU 2018-13 — In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement." The updated guidance improves the disclosure requirements on fair value measurements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The effect of adopting this standard is not expected to be significant.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

3. Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:

•
Level 1 - This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2019, Level 1 assets held by the Plan include the Trinity Stock Fund, the Arcosa Stock Fund, and registered investment companies.

•
Level 2 - This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2019, Level 2 assets held by the Plan include the common/collective trust funds. As of December 31, 2018, there were no Level 2 assets held by the Plan.

•
Level 3 - This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There are no Level 3 assets held by the Plan.

The following tables set forth, by level within the fair value hierarchy, the investments of the Plan that are measured at fair value as of December 31, 2019 and 2018.

	December 31, 2019
	Level 1	Level 2	Total
	(in millions)
Stock Funds(a)	$19.7	$—	$19.7
Registered investment companies(b)	57.1	—	57.1
Common/collective trust funds(c)	—	260.5	260.5
Total investments at fair value	$76.8	$260.5	$337.3

	December 31, 2018
	Level 1	Common/collective trust fund value at NAV using the practical expedient (d)	Total
	(in millions)
Stock Funds(a)	$18.1	$—	$18.1
Registered investment companies(b)	52.7	—	52.7
Common/collective trust funds(c)	—	209.9	209.9
Total investments at fair value	$70.8	$209.9	$280.7

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

(a)
At December 31, 2019 and 2018, this category consists of shares of the Company's and Arcosa's stock, as well as a nominal cash balance that are valued based on the quoted market price of the Company's and Arcosa's common stock and the cost of short-term money market investments. There are currently no redemption restrictions on these investments.

(b)	There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the published market price per share.

(c)
This category consists of common/collective trust funds comprised of shares in commingled funds that are not publicly traded. The underlying assets in these funds represent a widely diversified portfolio of large company stocks that are publicly traded on exchanges, and price quotes for the assets held by these funds are readily available. Participant-directed withdrawals may be made at any time without penalty, regardless of their frequency or amount. Participant-directed exchanges from the Wells Fargo Stable Return Fund N require participants to invest in a noncompeting fund for at least 90 days before transferring to a competing fund option (money market fund, a high quality bond fund with a duration of three years or less, other principal preservation funds, or a brokerage window). Any plan sponsor initiated withdrawals from the Wells Fargo Stable Return Fund N require a 12-month written notice of the intent to withdraw assets from the fund. The fair value of the investments in this category has been estimated using NAV.

(d)
Prior to the adoption of ASU 2018-09, the common/collective trust funds were excluded from the fair value hierarchy disclosure as those investments used the NAV practical expedient. The fair value of the common/collective trust funds as of December 31, 2018 is provided in the table above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

4. Investments
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated April 19, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Generally accepted accounting principles in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
Notes to Financial Statements (continued)
December 31, 2019

6. Subsequent Events
Transition of Trustee and Recordkeeper
Pursuant to Principal Financial Group's acquisition of the Wells Fargo Bank, N.A.'s institutional retirement and trust business described in Note 1, on January 14, 2020, Principal Financial Group and Wells Fargo Bank, N.A. entered into consent, resignation and appointment agreements with the Company to transition applicable services, including recordkeeper and trustee functions, on the effective date that the Plan is transitioned to the Principal Financial Group administration software and website. The effective date has not yet been determined.
COVID-19
The coronavirus disease 2019 (“COVID-19”) pandemic has had an unprecedented impact on global and North American economic conditions and has resulted in substantial volatility in the global financial markets. This market volatility has affected, and may continue to affect, the fair values of Plan assets, including investments in Trinity's common stock. The ultimate impact of COVID-19 on the Plan's financial position and results of operations is dependent upon future developments, including the duration of the pandemic and the associated length of its impact on the global economy, which cannot be predicted at this time.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted. The CARES Act is a stimulus package that is a part of a series of bills meant to address the economic uncertainties associated with COVID-19. The CARES Act contains provisions that will temporarily impact the Plan, including allowing certain eligible individuals to receive coronavirus-related distributions, delaying Participant loan repayments and increasing the maximum amount of such Participant loans, and suspending required minimum distributions. We expect to adopt these provisions in connection with the pending restatement of the Plan, which is described further below.
Other Plan Design Changes
In March 2020, the Committee recommended, and the Board approved, certain changes to the design of the Plan, which are expected to result in a restatement of the Plan in 2020. In addition to the adoption of the CARES Act provisions described above, the changes include the elimination of the Annual Retirement Contribution and the replacement of the Plan's current matching contribution structure with a Qualified Automatic Contribution Arrangement ("QACA") safe harbor plan structure. The revised matching structure will provide for a dollar-for-dollar Company match on up to 6% of participants' eligible compensation, subject to a two-year cliff vesting period. The changes to the Annual Retirement Contribution and matching contribution structure are currently expected to take effect on August 1, 2020, or as soon as administratively practicable, and the transition to safe harbor status will become effective on January 1, 2021.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016
EIN #75-0225040 Plan #029
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
				(in millions)

	Common/Collective Trust Funds:
*	Wells Fargo Stable Return Fund N	Common/Collective Trust Fund - 534,577 shares	**	$30.3
	JPMCB SmartRetirement Passive Blend 2020 CF	Common/Collective Trust Fund - 608,294 shares	**	16.8
	JPMCB SmartRetirement Passive Blend 2025 CF	Common/Collective Trust Fund - 94,537 shares	**	2.8
	JPMCB SmartRetirement Passive Blend 2030 CF	Common/Collective Trust Fund - 1,126,029 shares	**	34.4
	JPMCB SmartRetirement Passive Blend 2035 CF	Common/Collective Trust Fund - 85,579 shares	**	2.7
	JPMCB SmartRetirement Passive Blend 2040 CF	Common/Collective Trust Fund - 736,001 shares	**	23.9
	JPMCB SmartRetirement Passive Blend 2045 CF	Common/Collective Trust Fund - 23,011 shares	**	0.8
	JPMCB SmartRetirement Passive Blend 2050 CF	Common/Collective Trust Fund - 572,455 shares	**	18.7
	JPMCB SmartRetirement Passive Blend 2055 CF	Common/Collective Trust Fund - 34,621 shares	**	1.0
	JPMCB SmartRetirement Passive Blend 2060 CF	Common/Collective Trust Fund - 57,596 shares	**	1.2
	JPMCB SmartRetirement Passive Blend Income CF	Common/Collective Trust Fund - 202,924 shares	**	5.0
	Northern Trust S&P 500 Index	Common/Collective Trust Fund - 163,990 shares	**	48.9
	Northern Trust Aggregate Bond Index	Common/Collective Trust Fund - 48,546 shares	**	6.2
	Northern Trust Extended Market Index	Common/Collective Trust Fund - 22,464 shares	**	5.2
	Northern Trust ACWI ex IMI	Common/Collective Trust Fund - 72,613 shares	**	11.1
	Fidelity Growth Company Commingled	Common/Collective Trust Fund - 2,031,624 shares	**	51.5
	Total Common/Collective Trust Funds			$260.5

	Registered Investment Companies:
	JPMorgan Mid Cap Value R6	Registered Investment Fund - 151,785 shares	**	$6.0
	JPMorgan Small Cap Growth R6	Registered Investment Fund - 358,866 shares	**	7.4
	American Funds EuroPacific Growth R6	Registered Investment Fund - 188,659 shares	**	10.5
	JHancock Disciplined Value R6	Registered Investment Fund - 322,393 shares	**	6.7
	Victory Integrity Small Cap Value R6	Registered Investment Fund - 108,189 shares	**	3.8
	PGIM Total Return Bond R6	Registered Investment Fund - 1,572,659 shares	**	22.7
	Total Registered Investment Companies			$57.1

	Common Stock:
*	Trinity Industries, Inc.	Common Stock - 604,502 shares	**	$13.4
	Arcosa, Inc.	Common Stock - 141,168 shares	**	6.3
	Total Common Stock			$19.7

	Total Investments at Fair Value			$337.3

*	Notes Receivable from Participants	Participant loans - various maturities, interest rates from 3.25% to 8.75%		$9.3

*Party-in-interest
**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016.

/s/ David C. DelVecchio
David C. DelVecchio
Member, Retirement Plan Committee
June 5, 2020

/s/ John Lee
John Lee
Member, Retirement Plan Committee
June 5, 2020

/s/ Melendy E. Lovett
Melendy E. Lovett
Member, Retirement Plan Committee
June 5, 2020

/s/ Eric R. Marchetto
Eric R. Marchetto
Member, Retirement Plan Committee
June 5, 2020

/s/ Michael J. Mason
Michael J. Mason
Member, Retirement Plan Committee
June 5, 2020

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm